10f-3 REPORT

SMITH BARNEY INCOME FUNDS
SMITH BARNEY MUNICIPAL HIGH INCOME FUND

August 1, 2004 through January 31, 2005

	            Trade	Selling			    	     % of
Issuer	            Date	Dealer         Amount	   Price     Issue(1)

Sacramento County   10/20/2004	PaineWebber    $2,000,000  $102.705  1.36A
CA Sanitation
Financing Authority
5.000% due 12/1/2035

Sales Tax Asset     10/28/2004	Goldman Sachs  $1,000,000  $103.322  0.64B
Recovery Corp.
NY Series A 5.000%
due 10/15/2032



(1) Represents purchases by all affiliated funds and discretionary accounts;
     may not exceed 25% of the principal amount of the offering.

A- Includes purchases of $4,390,000 by other Smith Barney Mutual Funds. B- Includes purchases of $11,000,000 by other Smith Barney Mutual Funds.